UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
(Name of Registrant as Specified in Its Charter)

GAMCO ASSET MANAGEMENT INC. MARIO J. GABELLI PHILIP T. BLAZEK RYAN J. MORRIS WALTER M. SCHENKER
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 8, 2014

GAMCO ASSET MANAGEMENT INC.
___________________, 2014
Dear Fellow Shareholder:

GAMCO Asset Management Inc. (“GAMCO Asset Management”) and the other participants in this solicitation (collectively, “GAMCO” or “we”) are the beneficial owners of an aggregate of 3,562,828 shares of common stock, no par value per share (the “Common Stock”), of Superior Industries International, Inc., a California corporation (“Superior Industries” or the “Company”), representing approximately 13.24% of the outstanding shares of Common Stock.  For the reasons set forth in the attached Proxy Statement, we are seeking representation on the Board of Directors of the Company (the “Board”).  We are seeking your support at the annual meeting of shareholders scheduled to be held at the Airtel Plaza Hotel located at 7277 Valjean Avenue, Van Nuys, California 91406 on Friday, August 15, 2014 at 10:00 a.m. Pacific Time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect GAMCO’s three (3) director nominees, Philip T. Blazek, Ryan J. Morris and Walter M. Schenker (each a “Nominee” and, collectively, the “Nominees”), to the Board to serve until the 2015 annual meeting of shareholders and until their respective successors are duly elected and qualified;

2.	To approve, in a non-binding advisory vote, executive compensation;

3.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 28, 2014; and

4.	To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

We believe that the Company is in urgent need of fresh perspective and a focus on enhancing shareholder value, which, we believe, the Nominees will provide.

We are seeking to add three representatives on the Board to ensure that the interests of the shareholders, the true owners of the Company, are appropriately represented in the boardroom.  There are currently seven directors serving on the Board, four of whose terms expire at the Annual Meeting and three of whose terms expire at the 2015 Annual Meeting after shareholders approved an amendment and restatement of the Company’s Amended and Restated Articles of Incorporation to declassify the Board at the 2013 Annual Meeting over a two-year period and provide for the annual election of all directors beginning with the 2015 Annual Meeting.  Through the attached Proxy Statement and enclosed BLUE proxy card, we are soliciting proxies to elect the Nominees.  By voting on the BLUE proxy card, a stockholder will be voting for GAMCO’s Nominees only.  GAMCO does not have the power to exercise discretionary authority to fill the other Board positions.  The BLUE proxy card does not confer voting power with respect to any of the Company’s director nominees.  Stockholders voting for GAMCO’s Nominees on the BLUE proxy will be deprived with respect to the election of one other director. There is no assurance that any of the Company’s nominees will serve as directors if all or some of our Nominees are elected.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today.  The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the shareholders on or about ______, 2014.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Morrow & Co., LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

/s/ Mario J. Gabelli

Mario J. Gabelli
GAMCO Asset Management Inc.

Sign, date and return the BLUE proxy card today.

Important!

  1.           Regardless of how many shares your own, your vote is very important. Please sign, date and mail the enclosed BLUE proxy card. You may also vote via the Internet or by telephone by following the voting instructions on the BLUE proxy card.

Please vote each BLUE proxy card you receive since each account must be voted separately.  Only your latest dated proxy counts.

  2.          We urge you NOT to sign any white proxy card sent to you by Superior Industries.

  3.          Even if you have sent a white proxy card to Superior Industries, you have every right to change your vote. You may revoke that proxy by signing, dating and mailing the enclosed BLUE proxy card in the enclosed envelope.

If you have any questions on how to vote your shares, or need additional copies of GAMCO’s proxy materials, please call our proxy solicitor:

MORROW & CO., LLC at (800) 573-4370

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 8, 2014

2014 ANNUAL MEETING OF SHAREHOLDERS
OF
SUPERIOR INDUSTRIES INTERNATIONAL, INC.
_________________________

PROXY STATEMENT
OF
GAMCO ASSET MANAGEMENT INC.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

GAMCO Asset Management Inc., Mario J. Gabelli and certain of their affiliates (collectively, “GAMCO” or “we”) are significant shareholders of Superior Industries International, Inc., a California corporation (“Superior Industries” or the “Company”), owning in the aggregate approximately 13.24% of the outstanding shares of common stock, no par value per share (the “Common Stock”), of the Company.  We are seeking to add three representatives on the Board of Directors of the Company (the “Board”) because we believe that the Board could be improved by the addition of directors who have strong, relevant background and who are committed to fully exploring all opportunities to enhance shareholder value.  We are seeking your support at the annual meeting of shareholders scheduled to be held at the Airtel Plaza Hotel located at 7277 Valjean Avenue, Van Nuys, California 91406 on Friday, August 15, 2014 at 10:00 a.m. Pacific Time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect GAMCO’s three (3) director nominees, Philip T. Blazek, Ryan J. Morris and Walter M. Schenker (each a “Nominee” and, collectively, the “Nominees”), to the Board to serve until the 2015 annual meeting of shareholders and until their respective successors are duly elected and qualified;

2.	To approve, in a non-binding advisory vote, executive compensation (commonly known as “Say-on-Pay”);

3.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 28, 2014; and

4.	To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

As of the date hereof, GAMCO and its affiliates collectively own 3,562,828 shares of Common Stock, constituting approximately 13.24% of the outstanding shares of Common Stock.  We intend to vote such shares of Common Stock FOR the election of the Nominees, ABSTAIN on the approval of the Say-on-Pay Proposal, and FOR the ratification of Deloitte & Touche LLP as the Company’s independent registered public accounting firm, as described herein.

The Company has set the close of business on June 26, 2014 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 7800 Woodley Avenue, Van Nuys, California 91406.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 26,912,102 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY GAMCO AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH GAMCO IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

GAMCO URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at
[_______________________]
______________________________

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IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  GAMCO urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with GAMCO’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to GAMCO, c/o Morrow & Co., LLC (“Morrow”) in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our Nominees only on our BLUE proxy card.  So please make certain that the latest dated proxy card you return is the BLUE proxy card.

MORROW & CO., LLC 470 West Avenue Stamford, CT 06902 (800) 573-4370

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Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation.

•
GAMCO has been a major shareholder of the Common Stock of Superior Industries on behalf of our clients for many years. GAMCO and certain of its affiliates initially filed a Schedule 13D with respect to their ownership of securities of the Company on May 25, 2011.

•	On November 30, 2012, GAMCO delivered a letter to the Company advising it of its intention to nominate one or more individuals for election as director of the Company at the 2013 Annual Meeting.

•
On January 16, 2013, GAMCO delivered a nomination letter to the Company, in accordance with the requirements of the Company’s Restated Bylaws (the “Bylaws”) with respect to its nomination of Mr. Schenker for election as director of the Company at the 2013 Annual Meeting. GAMCO believed that because of the significant underperformance of the Company, Mr. Schenker’s addition to the Board would be extremely valuable and after the Board declined to invite Mr. Schenker to join, GAMCO determined to pursue an election contest seeking Mr. Schenker’s election to the Board.

•
On May 17, 2013, the Company held the 2013 Annual Meeting at which Mr. Schenker was not elected as a director. Also at the 2013 Annual Meeting, the Company’s shareholders approved a proposal relating to the declassification of the Board, which GAMCO supported.

•
On January 16, 2013, GAMCO delivered a nomination letter to the Company, in accordance with the requirements of the Company’s Restated Bylaws (the “Bylaws”) with respect to its nomination of Mr. Schenker for election as director of the Company at the 2013 Annual Meeting.

•	On May 17, 2013, the Company held the 2013 Annual Meeting and Mr. Schenker was not elected as a director.

•
In November 2013, GAMCO met with Steven Borick, the Company’s former Chairman and CEO, and Margaret S. Dano, the Company’s current Chairman, who was serving as lead independent director at the time.  During the meeting, GAMCO expressed its views regarding capital allocation, the Company’s management and the Board.

•
On November 25, 2013, GAMCO delivered a letter to the Company stating that GAMCO is currently evaluating all options available to it, including the submission of a proposal regarding the repurchase of the Company’s Common Stock.

•
On December 5, 2013, GAMCO submitted a shareholder proposal (“GAMCO’s Proposal”) for inclusion in the Company’s proxy and proxy statement for the Annual Meeting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requesting that the Board authorize a “Dutch Auction” tender offer to repurchase at least $40 million of the Company’s outstanding Common Stock. Also on December 5, 2013, GAMCO filed Amendment No. 14 to the Schedule 13D in which it disclosed its intention to nominate up to four individuals for election as directors of the Company at the Annual Meeting.

•
On January 13, 2014, GAMCO delivered a nomination letter to the Company, in accordance with the requirements of the Bylaws, with respect to its nomination of Messrs. Blazek, Morris and Schenker for election as directors of the Company at the Annual Meeting.

•
On February 12, 2014, GAMCO met with directors James McElya and Philip Colburn. During the discussion, Messrs. McElya and Colburn indicated that the Company would be open to adding one of the Nominees, Mr. Blazek, to the Board and a mutually agreeable second candidate. In order to ensure that the best interests of shareholders are appropriately represented in the boardroom, GAMCO responded with its belief that adding two of its Nominees to the Board could be an agreeable solution to avoid a proxy contest.  GAMCO continued such discussions with Company representatives, including Ms. Dano, through early June of 2014 in an effort to avoid a proxy contest.

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•
On March 10, 2014, Paula Winner Barnett, the Company’s Corporate Counsel and Corporate Secretary, sent a letter to GAMCO acknowledging the Company’s receipt of GAMCO’s nomination letter and stating that the Nominating and Corporate Governance Committee of the Board would like to interview the Nominees.  The letter further requested that the Nominees complete the Company’s director and officer questionnaire.

•
On March 17, 2014, GAMCO responded on behalf of the Nominees that it has provided all required information with respect to the Nominees under the Company’s Bylaws, and that it will be happy to make the Nominees available once the Company has shown commitment to a productive change on the Board by agreeing to a mutually-agreeable framework on Board composition.

•	On April 30, 2014, the Company appointed Donald J. Stebbins as its President and CEO and as a member of the Board, effective May 5, 2014.

•	On June 2, 2014, Ms. Barnett sent a letter to GAMCO informing GAMCO that the Company intends to include GAMCO’s Proposal in the Company’s proxy statement for the Annual Meeting.

•	On June 6, 2014, the Company filed its preliminary proxy statement.

•	On June 27, GAMCO delivered a letter to the Company withdrawing GAMCO’s Proposal.

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REASONS FOR THE SOLICITATION

We believe that change is needed on the Board of Superior Industries.  Therefore, we are soliciting your support to elect our Nominees at the Annual Meeting, who we believe would bring significant and relevant experience, new insight and fresh perspective to the Board.

We Believe the Board Needs More Than Reactive Changes to Realize the Full Value of the Company’s Assets

GAMCO continues to believe meaningful opportunities exist to realize the full value of the Company’s assets based on actions within the control of the management and the Board.  While the Company has admittedly improved its corporate governance since GAMCO’s initial involvement and has taken certain actions to enhance operations, including the change in management, we firmly believe that these changes were largely the result of GAMCO’s engagement and would likely not have been proactively made otherwise.  Further, while we are pleased that our election contest last year and the constructive criticism we provided in its course have driven positive changes at Superior Industries, we firmly believe that there is much more to be done including use of the Company’s over-capitalized balance sheet.  Superior Industries’ Total Shareholder Return (TSR) over the last -1, -3, -5 and -10-year periods on an absolute basis and relative to the S&P 500 Index have been very poor.

Our concern, based on the Company’s past track record, is that without the shareholder activism, the current Board and senior management will not implement actions to enhance shareholder value.  We believe that shareholder representatives in the boardroom are critically important to ensure that the shareholders’ interests remain center row in all decision-making.

OUR THREE NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND OBJECTIVITY NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO ENHANCE VALUE FOR SHAREHOLDERS

On behalf of our clients, GAMCO is one of the largest shareholders of Superior Industries. We have heightened concerns that the Board lacks the objectivity and commitment necessary to act in the best interests of shareholders.  We have identified three highly qualified, independent directors who we believe will bring a fresh perspective and commitment to shareholder value into the boardroom and would be extremely helpful in evaluating and executing on initiatives to enhance value at the Company.  Our  Nominees do not have any specific plans for the Company and, if elected, will review objectively all opportunities to enhance value for shareholders.

Philip T. Blazek.  Mr. Blazek has vast financial, strategic and investment experience working with companies in a wide range of industries. GAMCO believes that Mr. Blazek brings extensive investment experience and will be an invaluable addition to the Board that will help improve effective oversight of the Company and strengthen the Board’s focus on enhancing shareholder value.

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Ryan J. Morris.  Mr. Morris has extensive experience serving on the boards of directors of public companies, including as the Chairman of the Board of InfuSystem Holdings, Inc., Chairman of the Board of Lucas Energy, Inc. and a director of Sevcon, Inc.  Mr. Morris has significant public company finance and investment management experience.  GAMCO believes that Mr. Morris will be an invaluable addition to the Board that will help improve effective oversight of the Company and strengthen the Board’s focus on enhancing shareholder value.

Walter M. Schenker.  Mr. Schenker has extensive investment expertise built over more than 40 years of experience in the investment business.  Mr. Schenker brings deep knowledge of many aspects of public company investing including accounting, financial reporting, capital allocation, strategic transactions and investor relations.  Further, Mr. Schenker has followed the automotive parts industry since the mid-1970’s and is the author of over 200 pieces of published research on the industry.  GAMCO believes that the Board will greatly benefit from Mr. Schenker’s public company investment experience and that his addition will help the Board surface shareholder value.

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PROPOSALS NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of seven directors, four of whose terms expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three Nominees, Philip T. Blazek, Ryan J. Morris and Walter M. Schenker.  Your vote to elect the Nominees will have the legal effect of replacing three incumbent directors of the Company with the Nominees.  If elected, the Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance shareholder value.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of the Nominees.  The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as director of the Company is set forth above in the section entitled “Reasons for the Solicitation.”  This information has been furnished to us by the Nominees.  All of the Nominees are citizens of the United States of America.

Philip T. Blazek, age 46, has served as the President and Principal Executive Officer of Special Diversified Opportunities Inc. (OTC Markets: SDOI) leading this public company through the sale of its former operating business and the strategic alternatives process to deploy its cash, since May 2013.  Mr. Blazek served as Managing Director at Korenvaes Management LLC, a family office firm focused on deep value debt and equity investments, from February 2012 until the firm’s founder closed the fund for personal reasons in July 2012.  From 2008 through January 2012, Mr. Blazek was President and Chief Investment Officer of Blazek Crow Holdings Capital, LP, an equity small-cap value investment fund he founded with the Crow Holdings Family Office. From 2005 to 2008, he served as a Partner of Greenway Capital, LP, an investment firm focused on providing new capital and actively working with managements of small-cap public companies.  Mr. Blazek’s investment banking advisory tenure included the Mergers & Acquisitions Group of Wasserstein Perella (and successor Dresdner Kleinwort Wasserstein) from 1996 to 2004 and the Telecom/Media/Technology Group in the Investment Banking Division of Goldman Sachs from 1991 to 1994.  He previously served on the board of directors of State Wide Aluminum, an Elkhart, Indiana supplier to the auto industry, from January 2000 to December 2001.  Mr. Blazek received an Economics degree at Harvard University in 1990 and MBA degree at Harvard Business School in 1996.  He is a Chartered Financial Analyst.

GAMCO believes the Board will benefit from Mr. Blazek’s breadth of experience working with management teams, of both larger mature and smaller growth companies, regarding corporate strategy, allocation of capital, financial and strategic transactions, and business model improvements and transformations.

Ryan J. Morris, age 29, serves as the Managing Member of Meson Capital Partners LLC (“Meson LLC”), a San Francisco-based investment partnership, which he founded in February 2009.  Prior to founding Meson LLC, in July 2008 he co-founded VideoNote LLC, a small and profitable educational software company with customers including Cornell University and The World Bank, and he continues to serve as its Chief Executive Officer. Mr. Morris has served as the Chairman of the board of InfuSystem Holdings, Inc., (NYSE-MKT: INFU) since April 2012. He has also has served as a director of Lucas Energy, Inc. (NYSE-MKT: LEI) since October 2012, and as its Chairman from December 2012 through November 2013.  Mr. Morris has also served as a director of Sevcon, Inc. (NasdaqCM: SEV) (“Sevcon”) since December 2013.  From June 2011 through July 2012, Mr. Morris served as a member of the equity committee responsible for maximizing value to the stockholders of Hear USA, Inc.  Mr. Morris has a Bachelor’s of Science and Masters of Engineering degree in Operations Research & Information Engineering from Cornell University. Mr. Morris is a Chartered Financial Analyst.

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GAMCO believes that Mr. Morris’ significant public company board experience and extensive investment experience will enable him to identify opportunities to enhance shareholder value.

Walter M. Schenker, age 67, is the sole Principal of MAZ Capital Advisors, LLC, a firm he founded in June 2010, which manages a hedge fund that largely invests on a long term basis in small-cap and mid-cap companies. Mr. Schenker has served as a director of Sevcon, Inc. (NasdaqCM: SEV) since December 2013, where he also serves as a member of its board’s compensation committee. In 1999, Mr. Schenker co-founded Titan Capital Management, LLC, a registered investment advisor and hedge fund, where he remained until his partner’s retirement in June 2010.  In 2007, Titan Capital Management, LLC, TCMP3 Partners, L.P., its general partner, TCMP3 Capital, LLC, its investment manager, and portfolio managers Steven E. Slawson and Mr. Schenker agreed to a settlement with the SEC in connection with unregistered securities offerings, which are commonly referred to as “PIPEs” (Private Investment in Public Equity), without admitting or denying the allegations. During the 1970’s and early 1980’s, Mr. Schenker was a sell side analyst for a number of brokerage firms including Lehman Brothers, Drexel Burnham Lambert and Bear Stearns. Throughout this period he consistently followed the auto parts industry (both manufacturers and distributors) and regularly published written research on the industry and specific companies in the industry. He published in excess of 200 research pieces on topics relating to the industry or companies therein. He was also interviewed and quoted in publications, including among others, The Wall Street Journal. Mr. Schenker has continues to follow the industry and companies. Mr. Schenker was also previously employed by the following additional leading brokerage/investment banks and money management firms: Steinhardt Partners, Gabelli & Company, Inc., and Glickenhaus & Company. Mr. Schenker has worked in the investment business for over 40 years.  In the course of his career, Mr. Schenker has worked with public and private companies to advise and assist with raising capital.  Mr. Schenker has been the lead plaintiff in securities class actions, and is knowledgeable on corporate governance issues. Mr. Schenker graduated from Cornell University, with a Bachelor of Arts degree, and received a Masters in Business Administration from Columbia University.

GAMCO believes that Mr. Schenker’s vast experience in finance, capital allocation, strategic transactions and investor relations from more than 40 years of experience in the investment business, including as the principal of hedge funds and a registered investment adviser and at a number of leading brokerage/investment banks as well as money management firms, will improve the Board’s ability to enhance shareholder value.

The principal business address of Mr. Blazek is c/o Special Diversified Opportunities Inc., 500 Crescent Court, Suite 230, Dallas, TX, 75201. The principal business address of Mr. Morris is c/o Meson Capital Partners LLC 2687 California Street, San Francisco, CA, 94115. The principal business address of Mr. Schenker is c/o MAZ Capital Advisors, LLC, 1130 Route 46, Suite 22, Parsippany, NJ, 07054.

As of the date hereof, Mr. Schenker directly owns 1,100 shares of Common Stock in his personal IRA account. As of the date hereof, neither of Messrs. Blazek or Morris own beneficially or of record any securities of the Company, nor have they made any purchases or sales of any securities of the Company in the past two years. Depending on market conditions and other factors, if elected, Messrs. Blazek and Morris intend to acquire shares of Common Stock, and Mr. Schenker intends to acquire additional shares of Common Stock. For information regarding purchases and sales of securities of the Company during the past two years by the Nominees, see Schedule I.

There are no arrangements or understandings between GAMCO or any of its affiliates of clients and the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

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Each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NYSE listing standards applicable to board composition, including Rule 5605(a)(2) and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of GAMCO that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

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PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “Say-on-Pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the shareholders approve the compensation of Superior’s named executive officers as disclosed pursuant to the SEC’s compensation disclosure rules, including the Compensation Discussion & Analysis, the compensation tables and narrative discussion.”

According to the Company’s proxy statement, the Say-on-Pay vote is advisory only and not binding on the Company, the Compensation and Benefits Committee of the Board or the Board, but the results will be taken into consideration when making future compensation decisions for the Company’s named executive officers.

WE RECOMMEND A VOTE TO “ABSTAIN” ON THE APPROVAL OF THE NON-BINDING RESOLUTION REGARDING EXECUTIVE COMPENSATION AND INTEND TO VOTE OUR SHARES “ABSTAIN” ON THIS PROPOSAL.

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PROPOSAL NO. 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has preliminarily selected Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 28, 2014 and is proposing that shareholders ratify such appointment.

As disclosed in the Company’s proxy statement, this vote is an advisory vote only, and therefore it will not bind the Company, the Board or the Audit Committee. The Company is not required to obtain shareholder ratification of the selection of Deloitte & Touche LLP as its independent registered public accounting firm by its Bylaws or otherwise. However, according to the Company’s proxy statement, should the shareholders fail to ratify the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm, the Audit Committee will reconsider the appointment.  The Company’s proxy statement further provided that even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.

WE RECOMMEND A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR ITS FISCAL YEAR ENDING DECEMBER 28, 2014 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

12

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, GAMCO believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, ABSTAIN on the approval of the Say-on-Pay Proposal, and FOR the ratification of the selection of Deloitte & Touche LLP.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate four candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect our three Nominees.  By voting on the BLUE proxy card, a shareholder will be voting for GAMCO’s Nominees only.  GAMCO does not have the power to exercise discretionary authority to fill the other Board positions.  The BLUE proxy card does not confer voting power with respect to any of the Company’s director nominees.  Shareholders voting for GAMCO’s Nominees on the BLUE proxy will be deprived with respect to the election of one other director.  Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominees while also allowing shareholders to vote for fewer than all of the Company’s nominees, which enables a shareholder who desires to vote for our Nominees to also vote for certain of the Company’s nominees.   There is no assurance that any of the Company’s nominees will serve as directors if all or some of our Nominees are elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least 13,456,052 shares of Common Stock, which represents a majority of the 26,912,102 shares of Common Stock outstanding as of the Record Date and entitled to vote, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under current NYSE rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals that are put to a vote at the Annual Meeting.

If you are a shareholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the matters to be presented at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will not count for purposes of attaining a quorum.

13

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, the four persons receiving the largest number of “yes” votes will be elected as a director. Under California law, since there is no particular percentage of either the outstanding shares or the shares represented at the meeting required to elect a director, abstentions and broker non-votes will have no effect on the election of directors.  With respect to the election of directors, neither an abstention nor a broker non-vote will count as a vote cast “for” or “against” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Other Proposals ─ According to the Company’s proxy statement, the affirmative vote of a majority of shares of Common Stock represented and voting at the Annual Meeting at which a quorum is present, together with the affirmative vote of at least a majority of the required quorum, shall be required to approve each of the other proposals. Shares of Common Stock that are voted “FOR,” “AGAINST” or “ABSTAIN” on the proposal are treated as being present at the Annual Meeting for purposes of establishing the quorum, but only shares of Common Stock voted “FOR” or “AGAINST” are treated as shares of Common Stock “represented and voting” at the Annual Meeting with respect to the proposal. Accordingly, abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business. However, abstentions and broker non-votes will not be counted for purposes of determining the number of shares “represented and voting” with respect to the proposal.  If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with GAMCO’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered to GAMCO in care of Morrow at the address set forth on the back cover of this Proxy Statement or to the Company at 7800 Woodley Avenue, Van Nuys, California 91406 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to GAMCO in care of Morrow at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, Morrow may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

14

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by GAMCO. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

GAMCO has entered into an agreement with Morrow for solicitation and advisory services in connection with this solicitation, for which Morrow will receive a fee not to exceed $75,000, inclusive of reimbursement for its reasonable out-of-pocket expenses, unless prior approval for additional expenses is granted by GAMCO, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Morrow will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  GAMCO has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  GAMCO will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  Morrow expects that approximately 40 of its employees will assist in the solicitation.

Costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by GAMCO.  Costs of this solicitation of proxies are currently estimated to be approximately $_____.  GAMCO estimates that through the date hereof its expenses in connection with the solicitation are approximately $_____.  To the extent legally permissible, GAMCO has the right to seek reimbursement from the Company for those expenses if any of our Nominees are elected.  GAMCO does not currently intend to submit the question of such reimbursement to a vote of the shareholders.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees, GAMCO and Mr. Gabelli are participants in this solicitation.  The principal business of GAMCO, a New York corporation, is acting as an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.  GAMCO is an investment adviser registered under the Advisers Act.  Mr. Gabelli is the controlling shareholder, Chief Executive Officer and a director of GGCP, Inc. and Chairman and Chief Executive Officer of GAMCO Investors, Inc.  Mr. Gabelli is also a member of GGCP Holdings LLC and the controlling shareholder of Teton Advisors, Inc.

The address of the principal office of each of GAMCO and Mr. Gabelli is One Corporate Center, Rye, New York 10580.

As of the date hereof, GAMCO beneficially owns 2,280,328 shares of Common Stock.  GAMCO has dispositive power with respect to all of these shares of Common Stock, and has voting power with respect to 2,080,328 shares of Common Stock.  As of the date hereof, GAMCO’s affiliates beneficially own an additional 1,285,500 shares of Common Stock.  By virtue of his respective position with each of GAMCO and its affiliates, Mr. Gabelli may be deemed to be the beneficial owner of all of the shares of Common Stock held by GAMCO and its affiliates.  As of the date hereof, GAMCO, its affiliates and Mr. Gabelli own an aggregate of 3,562,828 shares of Common Stock.

The shares of Common Stock beneficially owned by each of GAMCO and its affiliates were purchased with funds that were provided through the accounts of certain investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts). For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

15

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

GAMCO is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which GAMCO is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2015 Annual Meeting, in order to be included in the Company’s proxy statement and the form of proxy for the 2015 Annual Meeting, must be made by a qualified shareholder and received by the Company’s Corporate Secretary at Superior Industries International, Inc., 7800 Woodley Avenue, Van Nuys, California 91406 no later than March 9, 2015 (the date that is 120 calendar days before the one year anniversary date of the Company’s proxy statement released to shareholders for the Annual Meeting). However, if the 2015 Annual Meeting date has changed more than 30 days from this year’s meeting, then the deadline is a reasonable time before the Company begins to print and send out proxy materials.

Under the Bylaws of the Company, a shareholder may directly nominate a candidate for election as a director of the Company with respect to an election to be held at an annual meeting of shareholders only if written notice of such intention is delivered to the Corporate Secretary not later than 120 days in advance of such annual meeting. Notice of any other proposal that a shareholder intends to present at the 2015 Annual Meeting, but does not intend to have included in the Company’s proxy statement and form of proxy relating to the 2015 Annual Meeting, must be submitted not later than the close of business on May 23, 2015 (the date that is 45 days before the one year anniversary on which the Company first sent its proxy materials for the Annual Meeting); however, if the date of the 2015 Annual Meeting has changed by more than 30 days from this year’s meeting, then notice must be received a reasonable time before the Company sends its proxy materials. The proxy solicited by the Board for the 2015 Annual Meeting will confer discretionary voting authority with respect to any proposal presented by a shareholder at that meeting for which the Company has not been provided with timely notice, or, even if there is timely notice, the shareholder does not comply with the requirements of Rule 14a-4(c)(2) promulgated under the Exchange Act.

16

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2015 Annual Meeting is based on information contained in the Company’s proxy statement and organizational documents filed by the Company with the SEC.  The incorporation of this information in this proxy statement should not be construed as an admission by GAMCO that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

GAMCO ASSET MANAGEMENT INC.

__________, 2014

17

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Purchase / Sale	Date of Purchase / Sale	Shares of Common Stock Purchased / Sold

GAMCO ASSET MANAGEMENT INC.

Purchase	06/11/2012	5,000
Purchase	06/11/2012	500
Purchase	06/12/2012	1,000
Purchase	06/12/2012	500
Purchase	06/13/2012	3,000
Purchase	06/13/2012	3,000
Purchase	06/13/2012	1,000
Purchase	06/15/2012	2,000
Purchase	06/15/2012	3,000
Purchase	06/15/2012	1,000
Purchase	06/15/2012	1,500
Purchase	06/15/2012	1,000
Purchase	06/15/2012	1,100
Sale	06/15/2012	1,300
Purchase	06/15/2012	3,000
Purchase	06/15/2012	1,500
Purchase	06/15/2012	400
Purchase	06/18/2012	3,000
Purchase	06/18/2012	2,000
Purchase	06/18/2012	2,800
Purchase	06/18/2012	2,200
Purchase	06/19/2012	3,000
Purchase	06/19/2012	1,000
Sale	06/21/2012	700
Purchase	06/21/2012	500
Purchase	06/21/2012	1,000
Purchase	06/22/2012	12,000
Sale	06/22/2012	500
Purchase	06/26/2012	2,500
Sale	06/26/2012	500
Purchase	06/26/2012	1,000
Sale	06/26/2012	1,000
Purchase	06/26/2012	1,000
Purchase	06/26/2012	3,500
Purchase	06/26/2012	900
Purchase	06/26/2012	100
Purchase	06/26/2012	500
Purchase	06/27/2012	1,000
Purchase	06/27/2012	500
Purchase	06/29/2012	3,000
Purchase	06/29/2012	1,000

Purchase	07/02/2012	900
Purchase	07/05/2012	3,000
Purchase	07/05/2012	500
Purchase	07/06/2012	2,500
Purchase	07/06/2012	2,000
Purchase	07/11/2012	1,000
Purchase	07/12/2012	1,000
Purchase	07/12/2012	1,000
Purchase	07/12/2012	3,000
Purchase	07/13/2012	700
Purchase	07/13/2012	1,000
Purchase	07/16/2012	3,000
Purchase	07/16/2012	200
Purchase	07/19/2012	1,000
Purchase	07/20/2012	4,000
Sale	07/20/2012	3,000
Purchase	07/23/2012	1,000
Purchase	07/24/2012	400
Purchase	07/30/2012	1,000
Purchase	08/02/2012	1,000
Purchase	08/06/2012	3,100
Purchase	08/10/2012	500
Purchase	08/10/2012	500
Purchase	08/14/2012	700
Purchase	08/14/2012	700
Purchase	08/15/2012	100
Purchase	08/17/2012	4,000
Purchase	08/17/2012	4,000
Purchase	08/21/2012	500
Sale	08/21/2012	3,000
Purchase	08/21/2012	900
Purchase	08/22/2012	3,063
Purchase	08/23/2012	3,000
Sale	08/23/2012	4,000
Purchase	08/24/2012	3,000
Purchase	08/24/2012	801
Purchase	08/31/2012	2,000
Sale	09/04/2012	1,500
Purchase	09/04/2012	4,000
Purchase	09/04/2012	3,000
Purchase	09/05/2012	1,000
Purchase	09/05/2012	3,000
Purchase	09/07/2012	1,300
Purchase	09/07/2012	500
Purchase	09/12/2012	4,000
Purchase	09/12/2012	1,199
Sale	09/19/2012	4,000
Purchase	09/19/2012	1,000
Purchase	09/19/2012	3,000
Purchase	09/20/2012	1,296

Purchase	09/20/2012	1,000
Purchase	09/21/2012	904
Purchase	09/21/2012	800
Purchase	09/21/2012	300
Purchase	09/21/2012	500
Purchase	09/21/2012	500
Purchase	10/03/2012	1,000
Purchase	10/04/2012	1,000
Sale	10/10/2012	3,000
Purchase	10/15/2012	1,000
Sale	10/31/2012	1,000
Purchase	11/01/2012	9,692
Purchase	11/01/2012	1,000
Purchase	11/01/2012	1,000
Purchase	11/01/2012	800
Purchase	11/01/2012	1,000
Purchase	11/01/2012	300
Purchase	11/01/2012	400
Purchase	11/01/2012	1,000
Purchase	11/01/2012	1,000
Purchase	11/02/2012	500
Purchase	11/02/2012	400
Purchase	11/02/2012	300
Purchase	11/02/2012	300
Purchase	11/02/2012	400
Purchase	11/02/2012	300
Purchase	11/02/2012	300
Purchase	11/02/2012	500
Purchase	11/02/2012	408
Purchase	11/02/2012	10,000
Purchase	11/05/2012	3,000
Purchase	11/06/2012	2,800
Purchase	11/06/2012	2,200
Purchase	11/06/2012	12,000
Purchase	11/07/2012	500
Purchase	11/07/2012	400
Purchase	11/07/2012	4,000
Purchase	11/07/2012	84
Purchase	11/07/2012	400
Purchase	11/07/2012	600
Purchase	11/07/2012	400
Purchase	11/07/2012	2,000
Purchase	11/08/2012	5,000
Purchase	11/08/2012	416
Purchase	11/08/2012	1,000
Purchase	11/08/2012	1,000
Purchase	11/08/2012	1,000
Purchase	11/09/2012	1,000
Purchase	11/09/2012	1,500
Purchase	11/09/2012	300

Purchase	11/09/2012	200
Purchase	11/09/2012	300
Purchase	11/09/2012	200
Purchase	11/09/2012	1,457
Purchase	11/12/2012	500
Purchase	11/12/2012	200
Purchase	11/12/2012	500
Purchase	11/12/2012	400
Purchase	11/12/2012	1,000
Purchase	11/12/2012	1,379
Purchase	11/12/2012	1,500
Purchase	11/12/2012	400
Purchase	11/12/2012	2,700
Purchase	11/12/2012	1,500
Purchase	11/12/2012	543
Purchase	11/12/2012	2,500
Purchase	11/12/2012	500
Purchase	11/12/2012	1,000
Purchase	11/12/2012	1,500
Purchase	11/12/2012	2,500
Purchase	11/12/2012	300
Purchase	11/12/2012	300
Purchase	11/12/2012	300
Purchase	11/12/2012	500
Purchase	11/13/2012	900
Purchase	11/13/2012	1,621
Purchase	11/13/2012	2,300
Purchase	11/13/2012	500
Purchase	11/14/2012	2,100
Purchase	11/14/2012	2,420
Purchase	11/14/2012	1,000
Purchase	11/14/2012	1,500
Purchase	11/14/2012	3,000
Purchase	11/14/2012	200
Purchase	11/15/2012	400
Purchase	11/16/2012	2,033
Purchase	11/16/2012	2,500
Purchase	11/16/2012	203
Purchase	11/16/2012	500
Purchase	11/16/2012	500
Purchase	11/19/2012	1,000
Purchase	11/19/2012	800
Purchase	11/19/2012	2,798
Purchase	11/19/2012	50
Purchase	11/19/2012	150
Purchase	11/19/2012	2,000
Purchase	11/20/2012	200
Purchase	11/20/2012	200
Purchase	11/20/2012	100
Purchase	11/20/2012	100

Purchase	11/20/2012	200
Purchase	11/20/2012	100
Purchase	11/20/2012	100
Purchase	11/20/2012	200
Purchase	11/21/2012	2,749
Purchase	11/26/2012	200
Purchase	11/26/2012	1,400
Purchase	11/26/2012	5,600
Purchase	11/26/2012	2,000
Purchase	11/26/2012	600
Purchase	11/27/2012	800
Purchase	11/27/2012	6,472
Sale	11/28/2012	4,000
Purchase	11/28/2012	2,928
Purchase	12/14/2012	5,300
Purchase	12/14/2012	1,200
Purchase	12/21/2012	5,600
Purchase	12/21/2012	4,400
Purchase	12/24/2012	15,000
Purchase	12/24/2012	2,900
Purchase	12/24/2012	600
Purchase	12/24/2012	500
Purchase	12/27/2012	4,000
Sale	01/02/2013	1,000
Sale	01/03/2013	600
Purchase	01/03/2013	5,000
Purchase	01/03/2013	8,397
Sale	01/04/2013	4,000
Purchase	01/15/2013	400
Purchase	01/15/2013	2,000
Purchase	01/15/2013	700
Purchase	01/15/2013	200
Purchase	01/15/2013	100
Purchase	01/16/2013	2,200
Purchase	01/16/2013	400
Purchase	01/16/2013	400
Purchase	01/17/2013	600
Purchase	01/17/2013	1,300
Purchase	01/18/2013	1,000
Sale	01/22/2013	500
Purchase	01/24/2013	374
Purchase	01/24/2013	926
Sale	01/25/2013	500
Sale	01/25/2013	500
Purchase	02/06/2013	1,800
Purchase	02/06/2013	1,000
Purchase	02/07/2013	600
Sale	02/19/2013	400
Purchase	02/19/2013	1,296
Sale	02/20/2013	4,000

Purchase	02/26/2013	100
Purchase	02/26/2013	100
Purchase	03/01/2013	1,700
Purchase	03/01/2013	2,000
Purchase	03/01/2013	1,500
Purchase	03/05/2013	5,000
Purchase	03/06/2013	45,148
Purchase	03/06/2013	300
Sale	03/07/2013	500
Purchase	03/07/2013	1,802
Purchase	03/07/2013	3,000
Purchase	03/07/2013	2,000
Purchase	03/08/2013	4,000
Purchase	03/08/2013	3,000
Purchase	03/08/2013	4,000
Purchase	03/08/2013	1,000
Purchase	03/08/2013	5,000
Purchase	03/11/2013	2,000
Purchase	03/11/2013	400
Purchase	03/11/2013	300
Purchase	03/11/2013	300
Purchase	03/12/2013	1,000
Purchase	03/13/2013	4,000
Purchase	03/14/2013	3,050
Sale	03/14/2013	200
Purchase	03/18/2013	200
Purchase	03/18/2013	1,000
Purchase	03/22/2013	5,000
Sale	03/26/2013	2,800
Purchase	03/27/2013	198
Purchase	03/28/2013	2,200
Purchase	04/01/2013	1,300
Purchase	04/01/2013	4,000
Purchase	04/02/2013	4,000
Purchase	04/08/2013	4,000
Purchase	04/08/2013	3,000
Purchase	04/09/2013	6,000
Purchase	04/09/2013	3,000
Purchase	04/16/2013	1,452
Purchase	04/16/2013	4,760
Purchase	04/17/2013	548
Purchase	04/17/2013	4,240
Purchase	04/23/2013	500
Purchase	04/29/2013	5,000
Sale	06/05/2013	200
Purchase	06/10/2013	10,000
Sale	06/17/2013	400
Purchase	06/17/2013	100
Purchase	06/17/2013	100
Purchase	06/18/2013	1,000

Sale	06/19/2013	400
Purchase	06/19/2013	1,000
Purchase	06/21/2013	2,000
Purchase	06/25/2013	1,300
Purchase	06/26/2013	1,000
Purchase	06/27/2013	3,000
Purchase	06/28/2013	10,000
Purchase	07/01/2013	2,000
Purchase	07/03/2013	3,000
Purchase	07/08/2013	4,000
Purchase	07/08/2013	6,503
Purchase	07/08/2013	4,000
Purchase	07/08/2013	700
Purchase	07/09/2013	3,497
Purchase	07/11/2013	256
Purchase	07/12/2013	2,000
Purchase	07/12/2013	302
Purchase	07/12/2013	400
Purchase	07/12/2013	7,500
Purchase	07/12/2013	7,500
Purchase	07/12/2013	744
Purchase	07/15/2013	5,000
Purchase	07/15/2013	1,000
Purchase	07/16/2013	7,500
Purchase	07/16/2013	7,500
Purchase	07/16/2013	5,000
Purchase	07/18/2013	14,700
Purchase	07/18/2013	8,000
Purchase	07/18/2013	4,000
Purchase	07/23/2013	3,000
Purchase	07/23/2013	5,000
Purchase	07/25/2013	4,000
Purchase	07/25/2013	10,000
Purchase	07/26/2013	3,000
Purchase	07/29/2013	4,000
Purchase	08/01/2013	35,500
Purchase	08/01/2013	35,574
Purchase	08/01/2013	9,000
Purchase	08/01/2013	1,900
Purchase	08/01/2013	1,300
Purchase	08/01/2013	800
Purchase	08/02/2013	500
Purchase	08/02/2013	1,000
Purchase	08/02/2013	2,000
Purchase	08/02/2013	2,000
Purchase	08/02/2013	700
Purchase	08/02/2013	2,000
Purchase	08/02/2013	200
Purchase	08/02/2013	1,091
Purchase	08/02/2013	200

Purchase	08/02/2013	1,000
Purchase	08/02/2013	2,000
Purchase	08/02/2013	1,926
Purchase	08/02/2013	2,000
Purchase	08/02/2013	2,000
Purchase	08/02/2013	250
Purchase	08/02/2013	250
Purchase	08/05/2013	2,909
Purchase	08/05/2013	1,000
Purchase	08/05/2013	1,000
Purchase	08/05/2013	1,000
Purchase	08/06/2013	1,000
Purchase	08/08/2013	50,000
Purchase	08/08/2013	10,000
Purchase	08/09/2013	2,000
Purchase	08/09/2013	1,000
Purchase	08/14/2013	10,000
Sale	08/14/2013	2,400
Sale	08/14/2013	600
Purchase	08/15/2013	9,582
Purchase	08/15/2013	500
Purchase	08/15/2013	400
Purchase	08/15/2013	100
Purchase	08/16/2013	10,418
Purchase	08/16/2013	1,000
Purchase	08/16/2013	800
Purchase	08/16/2013	500
Purchase	08/19/2013	400
Purchase	08/19/2013	300
Purchase	08/21/2013	500
Purchase	08/21/2013	300
Purchase	08/21/2013	200
Purchase	08/22/2013	10,000
Purchase	08/23/2013	4,000
Purchase	08/27/2013	400
Purchase	08/27/2013	400
Purchase	08/27/2013	200
Purchase	08/28/2013	2,000
Purchase	08/29/2013	500
Purchase	08/29/2013	500
Purchase	08/29/2013	300
Purchase	08/29/2013	200
Purchase	08/30/2013	3,000
Purchase	09/04/2013	6,000
Purchase	09/04/2013	2,000
Purchase	09/04/2013	1,900
Purchase	09/04/2013	1,400
Purchase	09/04/2013	700
Purchase	09/06/2013	2,000
Purchase	09/06/2013	4,000

Purchase	09/06/2013	1,000
Purchase	09/06/2013	2,000
Purchase	09/06/2013	3,000
Purchase	09/10/2013	500
Purchase	09/10/2013	300
Purchase	09/10/2013	200
Purchase	09/11/2013	4,200
Purchase	09/11/2013	3,200
Purchase	09/11/2013	1,600
Purchase	09/12/2013	3,216
Purchase	09/12/2013	2,000
Purchase	09/13/2013	4,784
Purchase	09/18/2013	1,000
Purchase	09/18/2013	500
Purchase	09/18/2013	3,000
Purchase	09/18/2013	2,400
Purchase	09/18/2013	1,700
Purchase	09/18/2013	900
Purchase	09/23/2013	300
Purchase	09/23/2013	877
Purchase	09/24/2013	2,000
Purchase	09/24/2013	800
Purchase	09/24/2013	800
Purchase	09/24/2013	400
Purchase	09/24/2013	400
Purchase	09/24/2013	800
Purchase	09/24/2013	400
Purchase	09/24/2013	400
Purchase	09/25/2013	300
Purchase	09/26/2013	1,900
Purchase	09/26/2013	1,500
Purchase	09/26/2013	1,000
Purchase	09/26/2013	500
Purchase	09/27/2013	1,000
Purchase	09/27/2013	2,123
Purchase	09/30/2013	4,000
Purchase	09/30/2013	1,000
Purchase	09/30/2013	5,000
Purchase	10/01/2013	2,000
Purchase	10/01/2013	10,000
Purchase	10/01/2013	633
Purchase	10/01/2013	400
Purchase	10/02/2013	5,000
Purchase	10/02/2013	200
Purchase	10/02/2013	867
Purchase	10/02/2013	600
Purchase	10/02/2013	500
Purchase	10/04/2013	3,500
Purchase	10/04/2013	1,000
Purchase	10/07/2013	5,000

Purchase	10/08/2013	4,000
Purchase	10/08/2013	500
Purchase	10/09/2013	8,000
Purchase	10/09/2013	1,900
Purchase	10/09/2013	1,400
Purchase	10/09/2013	700
Purchase	10/11/2013	6,000
Purchase	10/11/2013	194
Purchase	10/11/2013	400
Purchase	10/14/2013	807
Purchase	10/15/2013	2,700
Purchase	10/15/2013	2,200
Purchase	10/15/2013	1,100
Purchase	10/17/2013	1,500
Purchase	10/17/2013	6,000
Purchase	10/17/2013	5,000
Purchase	10/21/2013	2,000
Purchase	10/21/2013	1,000
Purchase	10/21/2013	2,000
Purchase	10/23/2013	1,000
Purchase	10/23/2013	1,000
Purchase	10/24/2013	1,000
Purchase	10/24/2013	500
Purchase	10/25/2013	800
Purchase	10/25/2013	200
Purchase	10/25/2013	2,400
Purchase	10/28/2013	2,999
Purchase	10/29/2013	1,600
Purchase	10/31/2013	3,000
Purchase	10/31/2013	1,500
Purchase	10/31/2013	1,500
Purchase	11/01/2013	15,000
Purchase	11/01/2013	7,624
Purchase	11/04/2013	2,666
Purchase	11/07/2013	22,334
Purchase	11/07/2013	2,376
Purchase	11/07/2013	3,000
Purchase	11/11/2013	1,000
Purchase	11/12/2013	2,600
Purchase	11/13/2013	500
Sale	11/14/2013	500
Sale	11/14/2013	2,500
Sale	11/15/2013	2,500
Sale	11/18/2013	4,000
Sale	11/18/2013	4,000
Sale	11/18/2013	1,000
Sale	11/19/2013	5,000
Sale	11/21/2013	2,000
Sale	11/21/2013	500
Sale	11/22/2013	500

Sale	11/22/2013	900
Sale	11/25/2013	2,700
Sale	11/25/2013	1,200
Sale	11/25/2013	1,100
Sale	11/26/2013	1,200
Sale	12/03/2013	500
Sale	12/11/2013	2,000
Sale	12/13/2013	500
Sale	12/13/2013	500
Sale	12/16/2013	250
Sale	12/16/2013	250
Sale	12/18/2013	250
Sale	12/18/2013	250
Sale	12/20/2013	1,000
Sale	12/23/2013	500
Sale	12/23/2013	500
Sale	01/15/2014	4,000
Sale	01/21/2014	500
Purchase	01/30/2014	1,000
Purchase	02/04/2014	1,000
Purchase	02/05/2014	1,000
Purchase	02/05/2014	300
Purchase	02/05/2014	1,000
Purchase	02/05/2014	500
Purchase	02/06/2014	1,600
Purchase	02/06/2014	2,800
Purchase	02/06/2014	600
Purchase	02/10/2014	3,801
Purchase	02/10/2014	2,700
Purchase	02/10/2014	2,000
Purchase	02/11/2014	7,404
Purchase	02/11/2014	3,000
Purchase	02/11/2014	400
Sale	02/18/2014	1,000
Purchase	02/19/2014	200
Purchase	02/19/2014	2,000
Purchase	02/19/2014	1,000
Sale	02/19/2014	10,000
Purchase	02/19/2014	2,000
Purchase	02/20/2014	2,000
Sale	02/20/2014	5,000
Sale	02/21/2014	4,600
Purchase	02/21/2014	1,500
Sale	03/06/2014	600
Sale	03/06/2014	2,000
Sale	03/07/2014	13,000
Sale	03/10/2014	8,000
Sale	03/11/2014	10,000
Sale	03/20/2014	2,000
Sale	03/21/2014	2,000

Sale	03/24/2014	500
Sale	03/24/2014	6,000
Sale	03/25/2014	2,000
Sale	03/25/2014	4,000
Sale	03/25/2014	2,000
Sale	03/27/2014	6,000
Sale	03/31/2014	2,000
Sale	03/31/2014	250
Sale	03/31/2014	250
Sale	04/01/2014	4,000
Sale	04/01/2014	1,000
Sale	04/01/2014	1,000
Sale	04/02/2014	2,000
Sale	04/03/2014	5,821
Sale	04/04/2014	1,179
Sale	04/08/2014	900
Sale	04/08/2014	700
Sale	04/08/2014	400
Sale	04/08/2014	400
Sale	04/08/2014	800
Sale	04/08/2014	400
Sale	04/08/2014	400
Sale	04/10/2014	4,205
Sale	04/10/2014	200
Sale	04/10/2014	1,100
Sale	04/11/2014	2,000
Sale	04/17/2014	2,000
Sale	04/17/2014	500
Sale	04/21/2014	2,500
Sale	04/22/2014	2,000
Sale	04/23/2014	4,500
Purchase	04/30/2014	200
Purchase	04/30/2014	200
Purchase	04/30/2014	200
Sale	05/06/2014	2,000
Purchase	05/07/2014	2,200
Purchase	05/07/2014	1,000
Purchase	05/07/2014	800
Purchase	05/08/2014	1,500
Purchase	05/08/2014	600
Purchase	05/08/2014	1,000
Purchase	05/08/2014	200
Purchase	05/08/2014	200
Purchase	05/08/2014	200
Purchase	05/12/2014	4,000
Sale	05/13/2014	1,000
Purchase	05/13/2014	4,000
Sale	05/19/2014	3,000
Sale	05/19/2014	2,000
Purchase	05/21/2014	800

Purchase	05/21/2014	800
Purchase	05/21/2014	800
Purchase	05/23/2014	473
Purchase	06/03/2014	1,152
Purchase	06/04/2014	848
Purchase	06/05/2014	1
Purchase	06/05/2014	800
Purchase	06/09/2014	1,500
Purchase	06/09/2014	500
Purchase	06/09/2014	500
Purchase	06/09/2014	2,200
Purchase	06/10/2014	5,000
Purchase	06/11/2014	4,000
Sale	06/19/2014	2,000
Sale	06/20/2014	2,000
Sale	06/20/2014	2,000
Purchase	06/26/2014	400
Purchase	06/26/2014	800
Sale	07/01/2014	1,000
Sale	07/03/2014	344
Purchase	07/07/2014	200

WALTER M. SCHENKER

Purchase	04/01/2013	10,000
Sale	08/16/2013	4,000
Sale	09/12/2013	4,000
Sale	09/13/2013	500
Sale	10/30/2013	400

SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on July 7, 2014.

The following table sets forth certain information with respect to beneficial ownership of Superior common stock as of June 26, 2014, for (i) the named executive officers (ii) each director and director nominee, (iii) all directors and executive officers as a group, and (iv) all persons known to Superior to beneficially own 5% or more of Superior common stock:

Name and Address (1) of Beneficial Owner	Shares Beneficially Owned (1)		Percentage of Total Voting Power (1)(2)
Steven J. Borick (3)(4) 2707 Kipling Street Houston, TX 77098	4,518,539		17.34%
GAMCO Investors, Inc. (5) One Corporate Center Rye, NY 10580	3,566,972		13.25%
The Louis L. Borick Foundation (3)	2,954,146		10.98%
Dimensional Fund Advisors LP (6) Palisades West, Building One Austin, TX 78746	2,299,249		8.54%
BlackRock, Inc. (7) 40 East 52nd Street New York, NY 10022	2,133,618		7.93%
The Vanguard Group, Inc. (8) 100 Vanguard Blvd. Malvern, PA 19355	1,451,922		5.40%
Donald J. Stebbins	144,955	(10)	*
Michael J. O’Rourke	172,130	(9)(10)	*
Parveen Kakar	78,288	(9)(10)	*
Kerry A. Shiba	52,414	(9)(10)	*
Philip W. Colburn	38,930	(9)(10)	*
Margaret S. Dano	33,500	(9)(10)	*
Francisco S. Uranga	30,000	(9)(10)	*
Michael D. Nelson	21,033	(9)(10)	*
Sheldon I. Ausman	18,000	(9)(10)	*
Timothy C. McQuay	9,000	(9)(10)	*
James S. McElya	5,000	(10)	*
Superior’s Directors and Executive Officers as a Group (18 persons)	923,686	(10)(11)	3.35%

_______________

* Less than 1%.

(1)
All persons have the Company’s principal office as their address, except as otherwise indicated.  Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed have sole voting and investment power with respect to all shares of Superior’s common stock beneficially owned by them.

(2)
The percentage of shares beneficially owned is based on 26,912,102 shares of common stock outstanding as of June 26, 2014.  Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days after June 26, 2014 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(3)
The information with respect to the share ownership of Steven J. Borick and The Louis L. Borick Foundation (the “Foundation”), of which Mr. Borick is the President, is based solely on the Schedule 13D/A, Amendment No. 2 filed on May 20, 2014 and Form 4 filed on June 27, 2014.  The amount held by the Foundation is also included in the amount beneficially owned by Mr. Borick.  The Foundation and Mr. Borick share voting and dispositive power over the shares; however, Mr. Borick disclaims beneficial ownership.  The Foundation shares the same address as Mr. Borick.

(4)
Also includes 20,000 shares and stock options exercisable for 1,135,240 shares over which Mr. Borick has sole voting and dispositive power, 62,200 shares over which he may have shared voting and dispositive power, and 346,953 shares over which he has sole voting and dispositive power but disclaims beneficial ownership.

(5)
The information with respect to the holdings of GAMCO Investors, Inc. ("GBL"), a registered investment advisor, is based solely on the Schedule 13D Amendment No. 16 filed June 30, 2014 by GBL, GGCP, Inc. "GGCP"), Mario J. Gabelli ("Gabelli"), Teton Advisors, Inc. ("Teton"), GAMCO Asset Management Inc. ("GAMCO"), and Gabelli Funds, LLC ("Gabelli Funds"). Subject to certain restrictions, Gabelli Funds holds 688,500 shares and has sole voting and dispositive power with respect to such shares. GAMCO holds 2,281,472 shares and has sole dispositive power with respect to such shares, sole voting power with respect to 2,081,472 shares, and no voting power with respect to 200,000 shares. Teton holds 597,000 shares and has sole voting and dispositive power with respect to such shares. GGCP and Gabelli do not directly hold or have voting or dispositive power over any shares. GGCP and Gabelli are the members of CCGP Holdings and GGCP is its manager. GGCP Holdings is the controlling shareholder of GBL. Each of Gabelli Funds and GAMCO is wholly-owned subsidiary of GBL. Gabelli is also (i) the controlling stockholder, chief executive officer, chief investment officer and a director of GGCP, (ii) chairman and executive officer of GBL, (iii) chief investment officers of Gabelli Funds, and (iv) controlling shareholder of Teton.

(6)
The information with respect to the holdings of Dimensional Fund Advisors LP (“Dimensional Fund”), a registered investment advisor, is based solely on the Schedule 13G/A filed February 10, 2014 by Dimensional Fund.  Dimensional Fund serves as investment advisor to four registered investment companies and as investment manager to certain other commingles group trusts and separate accounts (collectively, the “Funds”), which own all shares.  Dimensional Fund has sole voting power with respect to 2,246,211 shares owned by the Funds and sole dispositive power with respect to all 2,299,249 shares owned by the Funds.

(7)
The information with respect to the holdings of BlackRock, Inc. (“BlackRock”), a registered investment advisor, is based solely on the Schedule 13G/A filed January 30, 2014 by BlackRock.  By virtue of being the parent holding company of the holders of such shares, BlackRock has sole voting power with respect to 2,054,696 shares and sole dispositive power with respect to all 2,133,618 shares.

(8)
The information with respect to the holdings of The Vanguard Group, Inc. (“VG”), a registered investment advisor, is based on the Schedule 13G/A filed February 12, 2014 by Vanguard Group.  The aggregate amount beneficially owned by Vanguard is 1,451,922.  Of such shares, Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of VG, is the beneficial owner of 38,216 shares by virtue of its serving as investment manager of certain collective trust accounts, and Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of VG, is the beneficial owner of 1,200 shares by virtue of its serving as investment manager of Australian investment offerings.  VG has sole voting power with respect to 39,416 shares, sole dispositive power with respect to 1,413,706 shares, and shared dispositive power with respect to 38,216 shares.

(9)
Includes stock options in the amount of 157,000 for Mr. O’Rourke, 66,500 for Mr. Kakar, 38,750 for Mr. Shiba, 28,000 for Mr. Colburn, 20,000 for Ms. Dano, 20,000 for Mr. Uranga, 17,333 for Mr. Nelson and 8,000 for Mr. Ausman that are currently or will become exercisable within 60 days of June 26, 2014.

(10)
Includes 132,455 shares of restricted stock subject to vesting for Mr. Stebbins, 10,167 shares of restricted stock subject to vesting for Mr. O’Rourke, 10,000 shares of restricted stock subject to vesting for Mr. Shiba, 8,000 shares of restricted stock subject to vesting for Ms. Dano, 8,000 shares of restricted stock subject to vesting for Mr. Ausman, 8,000 shares of restricted stock subject to vesting for Mr. Colburn, 8,000 shares of restricted stock subject to vesting for Mr. Uranga, 7,667 shares of restricted stock subject to vesting for Mr. McQuay, 7,000 shares of restricted stock subject to vesting for Mr. Kakar, 2,994 shares of restricted stock subject to vesting for Mr. Nelson and 5,000 shares of restricted stock subject to vesting for Mr. McElya.

(11)
Includes 639,283 shares of which the directors and executive officers have the right to acquire beneficial ownership within 60 days from June 26, 2014 through the exercise of previously granted stock options.  Other than as disclosed with respect to each individual director or officer, each of the directors and officers has sole investment and voting power over his or her shares.

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many shares of Common Stock you own, please give GAMCO your proxy FOR the election of the Nominees by taking three steps:

•	SIGNING the enclosed BLUE proxy card,

•	DATING the enclosed BLUE proxy card, and

•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact our proxy solicitor, Morrow & Co., LLC, at its address below.

MORROW & CO., LLC 470 West Avenue Stamford, CT 06902 (800)-573-4370

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 8, 2014

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

2014 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF GAMCO ASSET MANAGEMENT INC.

THE BOARD OF DIRECTORS OF SUPERIOR INDUSTRIES INTERNATIONAL, INC.
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints George Maldonado, as attorney and agent with full power of substitution to vote all shares of Common Stock of Superior Industries International, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2014 Annual Meeting of Shareholders of the Company scheduled to be held at the Airtel Plaza Hotel located at 7277 Valjean Avenue, Van Nuys, California 91406 on Friday, August 15, 2014 at 10:00 a.m. Pacific Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to GAMCO Asset Management Inc. (“GAMCO”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “ABSTAIN” ON PROPOSAL 2, AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with GAMCO’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

GAMCO STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSALS 1.  GAMCO RECOMMENDS A VOTE TO ABSTAIN ON PROPOSAL 2, AND FOR PROPOSAL 3.

1. GAMCO’s proposal to elect Philip T. Blazek, Ryan J. Morris and Walter M. Schenker to serve as directors of the Company until the next annual meeting of shareholders.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Philip T. Blazek Ryan J. Morris Walter M. Schenker	☐	☐	☐
__________
__________

GAMCO does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, GAMCO has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if any of our Nominees are elected.

BLUE PROXY CARD

2. Company’s proposal to approve executive compensation on an advisory basis.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. Company’s proposal to ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 28, 2014.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)
____________________________________
(Signature, if held jointly)
____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.